EXHIBIT 99.4

CORVUS GOLD INC.
(An Exploration Stage Company)

FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYSIS

August 27, 2013

Introduction

This Management Discussion & Analysis (“MD&A”) for Corvus Gold Inc. (the “Company” or “Corvus”) for the year ended May 31, 2013 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of August 27, 2013, and compares its financial results for the three months and year ended May 31, 2013 to the three months and year ended May 31, 2012.  This MD&A provides a detailed analysis of the business of Corvus and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended May 31, 2013 and 2012.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  These statements relate to future events or the future activities or the performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events.  These forward looking statements include, but are not limited to, statements concerning:

•	the Company’s strategies and objectives, both generally and in respect of its specific mineral properties;

•
the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s exploration programs, including the North Bullfrog project;

•	the Company’s estimates of the quality and quantity of the resources at its mineral properties;

•	the timing and cost of planned exploration programs of the Company and its joint venture partners (as applicable), and the timing of the receipt of results therefrom;

•	the planned use of proceeds from the Company’s private placement completed in November, 2012, and from the exercises of stock options and warrants;

•	the Company’s future cash requirements;

•	general business and economic conditions;

•	the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

•	the Company’s expectation that it will be able to complete the sale of its interest in the Terra Project, Alaska and the proposed use of any proceeds therefrom;

•
the Company’s expectation that its joint venture partners will contribute the required expenditures, and make the required payments and share issuances (if applicable) as necessary to earn an interest in certain of the Company’s mineral properties in accordance with existing option/joint venture agreements;

•	the results of the June 4, 2013 Preliminary Economic Assessment as described under “Nevada Property – North Bullfrog Project - Preliminary Economic Assessment Results” (“PEA”);

•	the Company’s expectation that it will be able to add additional mineral projects of merit to its assets;

•	the potential for any further improvements in gold and or silver recoveries from mineralization at the North Bullfrog Project;

•
the potential for a production decision to be made in respect of any of the deposits located at the North Bullfrog project and the potential for any mining of or production from any deposit at the North Bullfrog project following any such production decision, whether by 2014 or at all;

•	the planned completion of and timing for an updated resource estimate and preliminary economic analysis for the North Bullfrog project;

•	the potential for the existence or location of additional high-grade veins at the North Bullfrog project;

•	the potential to expand the high grade gold and silver at the Yellowjacket target, and the potential to expand the higher grade bulk tonnage at the Sierra Blanca target, at the North Bullfrog project;

•
the potential for any delineation of higher grade mineralization at the North Bullfrog project and any consequent potential of such mineralization to not only add substantial ounces to the resource base but also to significantly enhance the current mine plan in the PEA;

•
the potential for any higher grade portions of the deposits at North Bullfrog project to be a potential starter pit, the potential to add to existing resources or to increase the confidence in the existing resource estimate, the potential for there to be a low strip ratio in connection with any mine at the North Bullfrog project, the potential for the existence or location of additional high-grade veins or higher grade mineralization, and the potential for taking any silver resource into consideration to improve the economics as outlined in the PEA; and

•	the Company’s expectation that it will be able to build itself into a non-operator gold producer with significant carried interests and royalty exposure.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained in this MD&A.  Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the level and volatility of the price of gold and silver;

•
the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs and those of its joint venture partners (where applicable);

•	conditions in the financial markets generally, and with respect to the prospects for junior gold exploration companies specifically;

•	the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms;

•	the Company’s ability to attract and retain key staff;

•	the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

•	the nature of the Company’s mineral exploration projects, and the timing of the ability to commence and complete the planned exploration programs;

•	the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs and the Company’s ability to comply with such terms on a cost-effective basis;

•	the ongoing relations of the Company with its joint venture partners and regulators;

•	that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole; and

•	the ability of the Company’s joint venture partners to raise the funding required for them to satisfy the requirements to earn interests in the Company’s properties, as applicable.

In addition, in carrying out the preliminary economic assessment with respect to the North Bullfrog Project, as described under “Nevada Property – North Bullfrog Project” a number of assumptions have been made, which are more particularly described in that section.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or pre-feasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Current Business Activities

General

Corvus holds four early stage projects in Alaska (Chisna, Terra, LMS and West Pogo).  In addition, Corvus has an advanced stage project in Nevada, the North Bullfrog property.  The primary focus of the Company will be to leverage its exploration expertise to discover major new gold deposits.  The Company’s strategy is to leverage its assets by utilizing partner funding during the high-cost, development phase of exploration to minimize shareholder financial risk while building a non-operator, gold production portfolio with significant carried interests and royalty exposure.  To meet this objective, during the year ended May 31, 2013, two of Corvus’ Alaskan projects (Terra and West Pogo) were subject to option/joint venture agreements with third parties in which the joint venture partner provides 100% of the funding to reach the next major exploration milestone, with Corvus retaining royalty and carried interest positions.  The Company’s joint ventures in Alaska are operated through its Alaskan subsidiary, Raven Gold Alaska Inc. (“Raven Gold”).  The Company has retained a 100% interest in the North Bullfrog project in Nevada (held through Corvus Gold Nevada Inc. (“Corvus Nevada”), its Nevada subsidiary), which is the most advanced of the Company’s properties and has a number of high-priority, bulk tonnage and high-grade vein targets.  The Company also retains a 100% interest in the LMS and Chisna projects in Alaska and is presently looking for partners to continue to advance these projects.

Highlights of activities during the period and to the date of this MD&A include:

•	Effective August 16, 2013, Catherine Gignac was appointed as a director of the Company.

•	Financings: On April 2, 2013 the Company closed a non-brokered private placement of 8,300,000 common shares at a price of $0.87 for total proceeds of $7,221,000.

•
North Bullfrog Exploration:  The amended permit to explore was issued by the US Bureau of Land Management (“BLM”) in May, 2013 and drilling commenced immediately.  Drilling results from both Yellowjacket and Sierra Blanca have continued to expand both high-grade vein and potentially bulk mineable resources.

•
Yellowjacket Metallurgical Results: Bottle roll tests from the Yellowjacket gold-silver mineralization gave an average recovery of 86% for gold and 77% for silver indicating that, like the other mineralization at North Bullfrog, this mineralization is also amenable to simple heap leach extraction.  Additional testing is planned.

•	North Bullfrog ZuZu Infill: Infill drilling on the ZuZu claim has delineated a substantial zone of near surface mineralization.

•
North Bullfrog Utilities: Valley Electric Association is in the process of upgrading the main power line running along the eastern margin of the project area.  The North Bullfrog project was considered in the design to ensure that when the upgrade is complete in 2014 the line capacity will be sufficient to supply power to the project.

•
North Bullfrog PEA: A revised PEA considering the possibility of developing one large project at North Bullfrog was completed in June, 2013.  The study, enhanced by more comprehensive cost estimates and metallurgical data, suggest that the overall anticipated IRR for the project is 23% at a USD 1300/oz gold price.  See “Nevada Property – North Bullfrog Property – Preliminary Economic Assessment”.

•
Terra Project, Alaska:  Terra Gold Corporation (“Terra Gold”) (the Alaska subsidiary of WestMountain Index Advisor, Inc.) have reported that they are currently undertaking the construction of road access from the mill facility to the Fish and Ben Veins and that processing of mined material commenced in August.

•	LMS Project (Alaska): No additional work has been undertaken on LMS during this period but a number of companies have signed confidentiality agreements to review the project data.

•
West Pogo Project (Alaska):  Alix Resources Corp. (“Alix”) has not made the USD 25,000 2013 option payment and has indicated it will be unable to proceed with the joint venture agreement.  The parties are currently negotiating the terms of Alix’s withdrawal.  Discussions are ongoing with other parties that might be interested in the WP project.

•	Chisna Project (Alaska): No exploration activities have been undertaken at Chisna in 2013. The Company is currently looking for joint venture partners.

•
Gerfaut Project (Quebec):  In order to consolidate and prioritize exploration spending, the Gerfaut exploration agreement has been terminated and all interest in the property has been returned to the property vendor.

Nevada Property

North Bullfrog Project

General

The North Bullfrog Project (“NBP”) is the Company’s flagship mineral project.  It is controlled 100% by the Company and covers approximately 68 square kilometres of United States federal unpatented and leased patented claims.  The North Bullfrog Project targets low-sulphidation epithermal-style gold mineralization of a style similar to that at the Bullfrog mine operated by Barrick Gold Corporation until 1998 and located 8 kilometres to the south.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated oxidized Indicated Resource of 36.7 Mt at an average grade of 0.26 g/t gold for 307,860 ounces of gold and an oxidized Inferred Resource of 220.4 Mt at 0.18 g/t gold for 1,288,970 ounces of gold (both at a 0.1 g/t gold cutoff), with appreciable silver credits.  Unoxidized Inferred mineral resources are 221.6 Mt at 0.19 g/t for 1,361,000 ounces of gold (at a 0.1 g/t gold cutoff).

Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted by structural zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellowjacket targets.  The Company is actively pursuing both types of mineralization.

In the 43-101 technical report entitled “Technical Report and Preliminary Economic Assessment for the North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated June 4, 2013 (available on SEDAR or on the Company’s website) (the “NBP Report”), six areas of endeavor were identified to advance the North Bullfrog project, with the suggested budget given in Table 1:

1.	in-fill drilling at the Sierra Blanca and Jolly Jane areas to closer drill hole spacing to increase confidence/compliance in the resources;
2.	step-out/definition drilling around the Sierra Blanca and Jolly Jane resource areas;
3.	further metallurgical testing to define performance of a heap leach on the oxide and mixed-oxide/sulfide portion of the mineralization;
4.	re-evaluation of the several known alteration/geochemical anomalies which should result in the identification of additional drill targets;
5.	follow up drill testing of potential high grade structural systems at Yellowjacket, and
6.	development of environmental baseline data which requires a 1-year historical record prior to beginning the permitting process.

Table 1 Proposed Budget to Support Recommended Program at NBP

Administration, Exploration and Resource Drilling for Mayflower, Sierra Blanca and Jolly Jane	US$ 5.8 M
Baseline Metallurgical Testing	US$ 0.4 M
Baseline Data Collection	US$ 0.8 M

Total	US$ 7.0 M

Infill drilling was completed on the ZuZu claim (part of the Jolly Jane prospect) during December 2012 and January 2013 to convert the resource there to the “Indicated” classification.  Further infill at Sierra Blanca will be done later in 2013 when the step out drilling is complete.  Step out drilling at Sierra Blanca began in June, 2013 and will continue through at least September.  Metallurgical testing has begun on materials from Yellowjacket and will continue as additional drill materials are available.  A comprehensive geological evaluation drilling began at Yellowjacket in May, 2013 and will continue through at least September.  A metrological station has been constructed on site to provide continuous weather data, and 4 water monitor wells have been installed around Mayflower to develop long term baseline data.  In addition, 2 water monitor wells were completed in July 2013 in the Savage Valley/Sierra Blanca area.  Permits have been obtained to install 5 additional monitor wells in the Sierra Blanca and Jolly Jane areas.  These wells will be completed in September 2013.  Water samples are being collected on a quarterly basis from the monitor wells and springs in the area.  The latest sampling event was in March 2013.  A summary of expenditures for the three months ended May 31, 2013 is provided in Table 2.

Table 2 Expenditures in Q4 2013

Administration, Exploration and Resource Drilling for Mayflower, Sierra Blanca and Jolly Jane	US$ 1.90 M
Baseline Metallurgical Testing	US$ 0.23 M
Baseline Data Collection	US$ 0.27 M

Total	US$ 2.40 M

Recent material developments on the North Bullfrog Project are summarized below.

New High-grade Mineralization Discovered at Yellowjacket

The Yellowjacket vein system represents a completely blind discovery of a large, previously unrecognized, high-grade gold and silver system in the North Bullfrog District (Figure 1).  Prior drilling in this area was focussed to the east in an area of historic prospect pits along the Liberator and Yellowjacket Faults, with RC hole NB-10-63 intersecting 10.7 metres @ 7.5 g/t gold and 6.5 g/t silver and core hole NB-12-126 intersecting 11.4 metres @ 4.9 g/t gold and 7.0 g/t silver.  Core hole NB-12-127 (7.7 metres @ 2.4 g/t gold and 11.31 g/t silver) was designed to follow up on an interesting intersection in RC hole NB-11-91 (9.1 metres @ 2.07 g/t gold and 2.32 g/t silver) which was the first time quartz vein related mineralization was encountered.

These results were used to target the hotter boiling zone part of the quartz vein system, which lead to the Yellowjacket discovery in hole NB-12-138 (72.4 metres @ 1.74 g/t gold and 98.7 g/t silver including 4.3 metres @ 20 g/t gold and 1,519 g/t silver).

In late 2012, a four hole program extended and further delineated the trend of the bonanza grade feeder system identified earlier in 2012.  The best result to date was in hole NB-12-138, which returned 72.4 metres @ 1.74 g/t gold and 98.7 g/t silver including 4.3 metres @ 20.0 g/t gold and 1,519 g/t silver.  In addition, Hole NB-12-184, which intersected 58 metres @ 1.7 g/t gold and 33 g/t silver including 3.8 metres @ 4.1 g/t gold and 151 g/t silver, 4.4 metres @ 6.9 g/t gold and 50.4 g/t silver and 4.1 metres @ 4.3 g/t gold and 25 g/t silver, confirmed the continuity of the mineralized zone.

The 2013 drilling program at Yellowjacket has focused on following the mineralized structure to the north.  To that end, a series of East-West directed two hole fences have been drilled on approximately 50 metre step outs to the north (Figure 1).  Each of the holes drilled to date has encountered significant vein mineralization (Table 3).  Hole NB-13-341 which represents a 70 metre step out to the north of the 2012 discovery returned 0.85g/t gold over 46 metres within an overall interval of 116 metres of 0.6g/t gold (Figure 1).  Hole NB-13-344, which represents a 120 metre step out to the north of the previously defined 2012 high-grade discovery, intersected vein material with visible gold averaging 10.7g/t gold and 10.4g/t silver over 8.3 metres, including 1.2 metres averaging 50 g/t gold and 36 g/t silver.  Drill hole NB-13-347, intersected 13.8 metres of 7.2 g/t gold and 21.0 g/t silver, including 1.7 metres averaging 8.5 g/t gold and 256 g/t silver.  It represents a 260-metre step-out north of 2012 discovery hole NB-12-138 and is 140 metres north of hole NB-13-344 (Table 1).  In addition, hole NB-13-343, which is on the same section as NB-12-344, and hole NB-13-346, which lies halfway between NB-13-344 and NB-13-347, returned thick moderate grade intercepts which reflect the surrounding disseminated and stockwork style of mineralization and confirm the continuity within the overall broad structural zone (Table 3).

The Yellowjacket high-grade, fault controlled, gold and silver mineralization appears to be controlled by a number of different structures and has shifted from NE-trending faults in the south to more NNW-trending faults in the area of NB-13-345 and NB-13-346.  The NNW-trending structure appears to be strike parallel to the Liberator fault but dips in the opposite direction (Figure 1).  To date, the structure remains open on strike and at depth.  3D IP imaging has now linked the Yellowjacket discovery to a large master fault system which extends for over 2 kilometres in length and could have significant potential for additional high-grade mineralization.  In addition, recent detailed mapping, which utilized the new geophysical data, has now highlighted a number of other structural zones with similar signatures to the Yellowjacket discovery and possible high-grade potential.  Aggressive follow-up drilling of the Yellowjacket system and several other targets is expected to continue to September or beyond in 2013.

All vein intersections to date are within 150 metres of the surface (representing potential open pit mining depths), and none of these have been included in the current North Bullfrog estimated resource.  The silver to gold ratio of mineralization in these veins is distinctly higher than the overall North Bullfrog resource estimate and may represent a major new silver discovery in the district which could significantly benefit the overall project.  The Yellowjacket target area is emerging as a significant new high-grade zone adjacent to the Sierra Blanca deposit, which could have a significant effect on mining economics as a starter pit zone within the overall deposit, potentially operating at a higher grade with significant silver credits.

Figure 1: Plan of the Yellowjacket zone showing the trace of the Liberator Fault and holes drilled into the west-dipping footwall structural zone.	Figure 2: Drill section across the southern end of the Yellowjacket showing mineralized stockwork dimensions (see Table 1).

Table 3
Significant Intercepts* from Yellowjacket South Quartz Vein System

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-12-127	105.3	182.1	76.8	0.80	2.76	Az 270 Dip -70
Including	129.0	147.5	18.6	1.67	6.50
NB-13-341	86.5	202.7	116.2	0.59	1.50	Az 90 Dip -65
Including	112.3	158.4	46.1	0.85	2.30
NB-13-342	98.7	193.1	94.4	0.20	1.01	Az 90 Dip -85
Including	133.3	160.0	26.7	0.34	1.00
NB-13-343	51.5	75.6	24.1	0.41	1.76	Az 90 Dip -75
Including	61.0	75.6	14.6	0.57	1.83
	94.6	153.6	59.0	0.49	0.90
Including	94.6	97.8	3.2	3.64	1.48
Including	94.6	132.1	37.5	0.60	1.00
	182.7	242.0	59.3	0.36	0.74	Ended in Mineralization
Including	195.0	219.4	24.4	0.50	0.80
NB-13-344	51.2	61.6	10.42	0.91	5.35	Az 90 Dip -55
	118.2	126.6	8.34	10.72	10.45
Including	118.2	119.1	0.90	32.31	41.36
Including	123.7	124.9	1.17	50.05	36.07
	130.1	173.1	43.02	0.15	1.10
NB-13-345	110.3	131.6	21.4	0.17	1.29	Az 90 Dip -60
	161.1	176.6	15.4	0.21	0.72
	228.7	235.6	6.9	0.31	0.79	Ended in Min
NB-13-346	70.4	91.3	21.0	0.37	1.92	Az 90 Dip -80
Including	76.7	85.6	8.9	0.64	2.57
	116.4	176.5	60.1	0.46	0.65	Ended in Mineralization
NB-13-347	52.6	84.0	31.4	3.77	24.84	Az 90 Dip -82
Including	55.3	57.0	1.7	8.51	256.33
Including	65.6	79.4	13.8	7.23	21.40
*Intercepts calculated with 0.2 g/t gold cut-off and up to 0.7 metres of internal waste.  True width is not known at this time.

Step Out Drilling at North Sierra Blanca

A series of 6 reverse circulation holes have been drilled to the north of the currently defined Sierra Blanca deposit to delineate the extent of mineralization and to look for higher grade mineralization (Figure 3).

Holes NB-13-219 and NB-13-220 were drilled as 200 metre step-outs to the west and southwest of the previous 2012 scout hole NB-12-119, outside of the currently defined Sierra Blanca Whittle pit.  Both holes encountered broad zones of characteristic alteration related to the North Bullfrog gold system and returned broad zones of mineralization similar to the original scout hole NB-12-119 (Figure 3).  Both NB-13-219 (67m @ 0.52 g/t gold) and NB-13-220 (44m @ 0.62 g/t gold) show a normal stratigraphic section with the best grade mineralization developed in the middle Sierra Blanca Tuff unit which starts approximately 75 metres below surface to about 200 metres in depth (Table 4).  The 17m @ 1.05 g/t gold intercept in NB-13-219 represents a structure that will be targeted with follow up core drilling for additional Yellowjacket type high-grade mineralization.  Also of interest is the presence of higher grade silver mineralization in the bottom of NB-13-220 (9.2m @ 10.09 g/t silver).  This could also reflect the presence of additional Yellowjacket style mineralization in this area.

A new vein system discovery, named the 222 Zone, was identified at Hole NB-13-222 and indicates the potential for another major high-grade system within the resource expansion area.  Hole NB-13-222 was drilled to a depth of 375 metres and represents the deepest hole drilled at the North Sierra Blanca area.  Significantly, the lower intersection of NB-13-222 ended in mineralization (12.2m @ 1.14 g/t gold & 2.08 g/t silver) which was associated with extensive quartz stockwork veining similar in character to the proximal stockwork zones around the high-grade feeders of the Yellowjacket Zone 200 metres to the east (Table 4).  Subsequent core drilling is being planned to further delineate this newly discovered vein system.

Hole NB-13-224 intersected 24m @ 0.63 g/t and 30m @ 0.53 g/t gold and shows the potential as exploration moves north (Table 4).  Mineralization in the new NSB holes is hosted primarily in a rhyolite dome feature which is a more favourable host rock for vein development and distinct from the Crater Flat Tuff hosting the lower grade deposit to the south in the current Sierra Blanca deposit.  In addition, holes NB-13-221, NB-13-222 and NB-13-224 each encountered vein related mineralization in structural zones with greater than 10m of approximately 1 g/t gold, thus expanding the feeder vein targets in the north area.

Of importance, the grades of all these holes are significantly higher than the average grade within the Sierra Blanca oxidized resource as outlined in the NBP Report.

Figure 3:  Location of the Sierra Blanca North step out holes reported in this MD&A (red collars).  Holes with pending assays are shown in blue.

Table 4
Significant Intercepts from Infill Drilling at the Sierra Blanca North

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-12-119	97.5	128.0	30.5	0.32	1.05
	134.1	150.9	16.8	0.58	2.58
	158.5	182.9	24.4	0.59	2.13	Ended in Mineralization
Including	166.1	182.9	16.8	0.70	2.61	Ended in Mineralization
NB-13-219	109.7	176.8	67.0	0.52	1.14
Including	141.7	158.5	16.8	1.05	2.22
NB-13-220	71.6	198.1	126.5	0.37	1.97
Including	77.7	121.9	44.2	0.62	1.52
Including	187.4	196.6	9.2	0.21	10.09	High Silver
NB-13-221	128.0	138.7	10.7	0.79	1.14
	161.5	185.9	24.4	0.23	0.88
	213.4	243.8	30.5	0.38	0.92
Including	222.5	243.8	21.3	0.47	1.04	End in Min
NB-13-222	115.8	185.9	70.1	0.25	1.85
Including	140.2	153.9	13.7	0.45	1.50
	246.9	374.9	128.0	0.53	1.85	End in Min

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
Including	288.0	341.4	53.3	0.86	1.88
Including	307.9	320.0	12.2	1.14	2.08
NB-13-223	164.6	214.9	50.3	0.25	1.13
	222.5	231.6	9.1	0.25	6.82
	278.9	292.6	13.7	0.31	0.78
NB-13-224	73.2	266.7	193.6	0.32	1.13
Including	115.8	123.4	7.6	0.72	3.70
Including	140.2	164.6	24.4	0.63	1.41
	141.7	152.4	10.67	0.97	1.83
	207.3	266.7	59.44	0.39	0.95
Including	210.3	240.8	30.5	0.53	1.20
NB-13-226	6.1	70.1	64.0	0.25	0.64
Including	29.0	67.1	38.1	0.30	0.65

New Metallurgical Data on Yellowjacket Zone

During the quarter ended May 31, 2013 the results of a series of cyanide bottle roll tests on sample composites from the Yellowjacket high-grade gold-silver zone were returned (Table 5).  The results from 22 composites throughout the currently defined high-grade area averaged recoveries of 86% for gold and 77% for silver with very low cyanide and lime consumption for material averaging 3.0 g/t gold and 29.0 g/t silver (Table 6).  The drill results to date from the Yellowjacket Zone have yet to be incorporated into the current resource estimate and preliminary economic assessment as contained in the NBP Report and include: NB 12-138, 72.4m of 1.74 g/t gold & 98.7 g/t silver, including 4.3m of 20.0 g/t gold & 1,519 g/t silver.  The Company is planning to complete an updated resource estimate and preliminary economic assessment in late 2013-early 2014 incorporating the results from the current drill program, new metallurgical data and past results from the Yellowjacket zone.

The bottle roll tests were run for 96 hours and displayed characteristics of continuing metal recovery suggesting that ultimate recoveries had not been reached.  Subsequent longer term tests on coarser fractions are in progress.  Initial data indicates mineralization starts at 40m depth and extends to at least 130m, which suggests that this high-grade zone might be amenable to standard low cost open pit mining and heap leach gold-silver recovery, and could form the nucleus of a large starter pit phase that has yet to be included in the mining project model.

The silver recoveries from the Yellowjacket zone are significantly higher than the 8% average recovery found at the other zones of the North Bullfrog project as described in the NBP Report.  The new recovery data is relatively uniform across oxidation, veining and wall rock types, suggesting that the observed hotter system temperatures have eliminated the effect of sulfide on recovery.  This is encouraging, as recent exploration work is defining a much hotter system to the north.

The Yellowjacket Zone is a large emerging high-grade target discovered in 2012 and is the focus of the Company’s 2013 diamond drilling program.  Current work has been directed at extending the Yellowjacket system to the north by approximately 1 kilometre.  The currently defined 700 metre long zone at Yellowjacket is approximately 100 metres wide, has been tested to a depth of 130 metres and remains open in all directions.  To date, four step-out holes covering a 100 metre northern extension have been completed, and these have continued to intersect favourable veining and alteration (assays pending).  In addition, ongoing reverse circulation drilling half a kilometre north of the currently defined Sierra Blanca deposit is focused on expanding higher grade mineralization discovered in the 2012 scout drilling program.

Table 5:  Summary by rock type of new Yellowjacket Zone bottle roll tests
Mineralization Type Summary	Avg. Gold Recovery (%)	Avg. Gold Grade (g/mt)	Avg. Silver Recovery (%)	Avg. Silver Grade (g/mt)
OX Tuff	91.2%	1.56	82%	6.50
UNOX Tuff	93.4%	1.07	72%	2.15
UNOX Vein Bx	75.1%	4.13	70%	35.05
Mixed Vein BX	89.0%	3.46	85%	46.81

Table 6
Results for 22 Yellowjacket Zone cyanide bottle roll tests
(96 hour on 80% passing 200 mesh material)

	Gold	Gold	Silver	Silver	Reagent Requirements,
Mineralization Type	Recovery,	Head Grade	Recovery	Head Grade	kg/mt ore
	(%)	[g/mt]- (calculated)	(%)	[g/mt] (calculated)	NaCN Cons.	Lime Added
OX Tuff	96.1	2.32	85.7	10	0.08	1.2
OX Tuff	96.0	2.23	85.6	10	<0.07	1.3
UNOX Vein Bx	83.8	6.54	67.8	43	0.09	1.1
UNOX Vein Bx	82.4	5.97	65.1	42	0.14	1.2
UNOX Vein Bx	73.4	3.23	61.0	44	0.12	1.6
UNOX Vein Bx	76.9	3.33	73.0	46	0.21	1.6
UNOX Vein Bx	68.7	1.98	69.9	21	0.23	1.1
UNOX Vein Bx	73.6	1.97	76.4	20	0.13	1.0
UNOX Vein Bx	78.5	5.16	70.7	32	0.20	1.0
UNOX Vein Bx	78.7	4.83	72.8	33	0.21	0.9
OX Tuff	85.4	0.82	75.8	3	0.08	1.3
OX Tuff	87.1	0.85	78.8	3	0.07	1.4
Mixed Vein BX	84.1	8.18	80.1	43	0.11	1.1
Mixed Vein BX	87.2	8.11	79.2	43	0.17	1.1
Mixed Vein BX	91.8	0.85	88.2	50	0.12	1.1
Mixed Vein BX	92.4	0.79	85.7	54	0.13	1.1
Mixed Vein BX	94.8	3.63	89.7	40	0.22	1.1
Mixed Vein BX	92.8	3.46	89.1	40	0.15	1.1
Mixed Vein BX	86.9	1.37	83.6	52	0.26	1.1
Mixed Vein BX	82.3	1.30	83.5	53	0.34	1.1
UNOX Tuff	94.1	1.36	74.2	3	0.13	1.1
UNOX Tuff	95.5	1.56	75.0	3	0.08	1.2
UNOX Tuff	91.9	0.62	72.7	1	<0.07	1.2
UNOX Tuff	91.9	0.74	66.7	1	0.11	1.2
Average	86.1	3.0	77.1	29	0.2	1.2

Infill Drilling on ZuZu Claim at Jolly Jane

An additional area, the mineralized zone on the ZuZu patented claim, was identified in 2012 as a potential resource expansion zone (Figure 4).  A 30 hole (3,639 metre) drilling program conducted in late 2012 and Q1 of 2013 has confirmed the potential of this zone.

The ZuZu drilling program has outlined a strong gold system in the central portion of the target (Table 7).  The mineralization begins at surface and is hosted primarily by the upper Crater Flat Tuff as it is elsewhere on the property.  The mineralization at ZuZu has a low strip ratio and a favorable mining configuration.

Figure 4:  Location of the ZuZu Claim and drill holes reported in this MD&A.  Topographic contour interval is 5 metres.  All reported holes are vertical.  Chip channel sample traces are shown in red.

Table 7
Significant Intercepts from Infill Drilling at the ZuZu Claim

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
NB-12-190	NW of resource - no significant intercepts
NB-12-191	NW of resource - no significant intercepts
NB-12-192	NW of resource - no significant intercepts
NB-12-193	24.4	100.6	76.2	0.10**	0.5
NB-12-194	24.4	59.4	35.1	0.08**	0.78
NB-12-195	0	47.2	47.2	0.6	0.26
NB-12-196	0	65.5	65.5	0.29	0.35
NB-12-197	16.8	112.8	96	0.27	0.35
including	25.9	39.6	13.7	0.57	0.46
NB-12-198	10.7	35	24.4	0.25	0.29
NB-12-199	0	65.5	65.5	0.22	0.25
including	12.2	36.6	24.4	0.32	0.27
NB-12-200	3	93	90	0.27	0.39
including	16.8	71.6	54.9	0.32	0.37
NB-12-201	25.9	115.8	89.9	0.25	0.49
NB-12-202	18.3	39.6	21.3	0.22	0.36
including	24.4	36.6	12.2	0.3	0.43

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
NB-12-203	0	27.4	27.4	0.28	1.01
NB-12-204		No significant Intercepts
NB-12-205		No significant Intercepts
NB-12-206	0	6.1	6.1	0.31	0.46
NB-12-207	68.6	74.7	6.1	0.49	0.4
NB-12-208	0	12.2	12.2	0.18	0.48
NB-13-209	83.8	106.7	22.9	0.19	0.25
NB-13-210		No significant Intercepts
NB-13-211	38.1	76.2	38.1	0.3	0.43
including	39.6	62.5	22.9	0.4	0.51
NB-13-212	22.9	35	12.2	0.24	0.36
NB-13-213		No significant Intercepts
NB-13-214	38.1	97.5	59.4	0.27	0.31
including	54.9	93	38.1	0.34	0.32
NB-13-215	25.9	86.9	61	0.21	0.39
NB-13-216	32	42.7	10.7	0.28	0.4
NB-13-217	0	29	29	0.3	0.46
NB-13-218	4.6	10.7	6.1	0.29	0.42
JJRX-6	0	32	32	0.26	0.4
JJRX-7	1.5	13.7	12.2	0.21	0.18
JJRX-8		No significant Intercepts

North Bullfrog Utilities

Valley Electric Association (“VEA”) of Pahrump, Nevada began upgrading its existing electrical facilities, on the eastern portion of the project, in mid-2013 and has advised that it anticipates completing the necessary upgrades by 2014.  This upgrade will accommodate the presently anticipated future demand from the North Bullfrog Project and the Company anticipates that adequate power will therefore be available for all proposed future mining operations at the project.

Preliminary Economic Assessment

On June 4, 2013 an independently prepared Preliminary Economic Assessment (“PEA”) for the optimization of the North Bullfrog Project was completed, as detailed in the NBP Report.  The optimized plan is based on an updated resource estimate as set out in the NBP Report (which has not been updated to include the 2012 drill results in the north area step-out and Yellowjacket areas, both of which have returned encouraging results).  The Company is planning to issue an updated resource estimate and updated preliminary economic assessment in late 2013-early 2014 following the completion and interpretation of the drill program currently underway.  The NBP Report contains completed details of the PEA and underlying assumptions and investors are urged to review the Report in its entirety.

The PEA produces a positive economic analysis at a $1,300 gold price (all $USD) for a conceptual, low capex, heap leach project that generates average annual gold production of 76,500 ounces over 11 years with a 4.7 year payback (Table 8), at a life of mine (“LOM”) strip ratio of 0.53 to 1 (overburden to process feed) and cash operating costs of $778 per ounce of gold (Table 12).  The project remains positive at a gold price of $1,200 and exceptional at the three year trailing gold price average of $1,500 with a pre-tax, pre-royalty NPV (5%) of $276.0 M and an IRR of 37.9% (Table 9).

North Bullfrog Project PEA Highlights:

•	Large in-pit resource of 1.1 M ounces contained, and 852,700 ounces recoverable, gold.

•	High gold recovery with a low cost heap leach system averaging 80% gold recovery, life of project.

•	Average annual production of 76,500 ounces gold & 30,000 ounces silver at total cash cost of $778/gold ounce.

•	Low entry cost gold project with initial capex of $101M inclusive of $36M of contingency and pre-production/indirect costs, engineering studies and permitting.

•	Strong leverage to gold with NPV(5%) $146.8M, 23.1% IRR and 4.7 year payback at $1300 gold increasing to NPV(5%) $469.8M, 59.2% IRR and 1.7 year payback at $1800 gold.

•
The estimated resource used in the PEA does not include 2012-13 step-out exploration results which suggest significant potential resource expansion and anticipated consequent project economic enhancement potential.

•	Favourable low strip ratio of 0.53.

•	Potential fast track development project with strong local, regional and Federal support that is within the scope of a junior company.

•	Favourable permitting environment, with recent examples of timely approvals.

•	Excellent infrastructure for mine development - highway and grid power located a few kilometres from deposit and an existing, skilled mining workforce available in the nearby communities.

•	Recently expanded land package to 68 km² to cover potential gold system extension and to address potential for a much larger future mining operation.

Figure 5:  Projected North Bullfrog PEA production profile.

PEA Description

The PEA set out in the NBP Report assumes the development of a conventional drill and blast, surface mine using haul trucks and front end loaders, and heap leach processing of the mineralized material.  Mineralized material would be delivered to a crushing plant, where it would be crushed to 80% passing minus 19 mm (¾ inch), then transported and stacked on heap leach pads using a conveyor/stacker.  A leach solution would be used to dissolve the gold and silver, which would be processed through a standard carbon-in-column leach plant, with a doré produced in an on-site refinery.  Physical data for the mine operation are summarized in Table 10.

The PEA utilized estimates of heap leach recovery based on column leach testing data for composite samples constructed from Mayflower, Jolly Jane, Savage Valley and Sierra Blanca 2012 PQ core drilling.  At total of 23 column leach tests have been run at McClelland Laboratories Inc. at a nominal particle size of 80% passing -19 mm (-3/4 inch) between the four resource areas.  The process recovery assumptions reflect consideration of the particle size resulting from primary and secondary crushing to P80 -19 mm (-3/4 inch) and the leach pad placement schedule.  The leach pad production model predicts an average gold recovery of 80%, and an average silver recovery of 8% of fire assay grade.

The Company cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be further evaluated in more advanced studies.  The PEA is based on the North Bullfrog resource model (as at June, 2013) which consists of material in both the indicated and inferred classifications.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in the PEA will be realized.  The PEA results are only intended as an initial, first-pass review of the potential project economics based on preliminary information.

Estimated capital costs are listed in Table 11, where they are divided between initial and sustaining capital.  The initial capital is estimated to be $101.2 M, which includes equipment and construction, EPCM and Contingency.  Sustaining capital includes leach pad expansions, mobile equipment purchases and rebuilds.  Life of mine sustaining capital is estimated to be $108.8 M.

Table 8
North Bullfrog Project - Heap Leach PEA Summary
(values in 2013 USD based on $1,300 Whittle shell, mining recoverable in-pit resources above
0.1 g/t (0.003 oz/ton) gold cut-off grade)

Parameter	Summary Data
In-pit resource – Indicated	26.9 Mt at 0.290 g/t for 250,750 Au Oz.
In-pit resource – Inferred	124.9 Mt at 0.203 g/t for 816,650 Au Oz.
NPV(5%) ; IRR at USD 1,300 per Au Oz	USD 146.8M; 23%
Overall Strip Ratio	1 to 0.53 (mined mineral resource to overburden)
Average Annual Gold Production	76,500k Oz/year
Average Gold Recovery	80%
Average Cash Cost	USD 778/Au oz
Average Silver Recovery	8%
Average Total Mining Rate	57.7 k tonne/day
Average Mineralized Material Mining Rate	37.8 k tonne/day

Table 9
Base Case Gold Price Sensitivity Analysis – North Bullfrog Project
(all values in constant 2013 US$)

Gold Price ($/Oz)	NPV5% ($M)	NPV7.5% ($M)	IRR (%)	Payback (yrs)
$1100	$17.6	$(1.4)	7.3%	8.3
$1200	$82.2	$55.6	15.4%	6.1
$1300	$146.8	$112.6	23.1%	4.7
$1400	$211.4	$169.5	30.6%	3.4
$1500	$276.0	$226.5	37.9%	2.6
$1600	$340.6	$283.5	45.1%	2.1
$1800	$469.8	$397.4	59.2%	1.7

Table 10
PEA Key Physical Data – North Bullfrog Heap Leach Project

Key Physical Data	Units	Value
Process Feed Mined	M tonnes	151.8
Overburden Mined	M tonnes	80.1
Total Material Mined	M tonnes	231.9
Mine Life*	Years	11
Contained Gold	M Oz	1.07
Recovered Gold	M Oz	0.853
Recovered Silver	M Oz	0.333
Average Strip Ratio	Overburden/Process Feed	0.53
Average Gold Grade	g/t	0.219
Average Gold Recovery	%	80
Annual Process Feed Mined	M tonnes/yr	13.8
Annual Gold Produced	K Oz/yr	76.5
*-excludes leach pad rinse period at end of mine life

Table 11
PEA Initial Capital Estimate– North Bullfrog Heap Leach Project

Capital Area	Estimated Capital Cost (USD $M)
Initial Capital	$66.2 M
EPCM	$13.1 M
Contingency	$21.9 M
Total Initial Capital Cost	$101.2 M

Sustaining Capital	$108.8 M
Total LOM Capital Cost	$210.0 M

Working capital and initial fills, which are recovered at the end of the project, were estimated to be $14.1M.  Operating costs included in the PEA were based on mining, processing, administration and reclamation, and are listed in Table 12, where they are normalized to process tonnage and recovered gold ounces.  Total LOM cash operating costs are projected to be $778/oz gold and LOM capital cost was estimated to be an additional $246/oz Au.

Table 12
Operating Costs– North Bullfrog Heap Leach Project

Cost	Cost per Process tonne ($/tonne)	Cost/Recovered Gold Oz ($/Oz)
Mining	$2.14	$380
Processing	$1.73	$309
Administration	$0.41	$ 73
Reclamation	$0.09	$16
Total Operating Cost	$4.37	$778

The PEA includes additional geologic data produced in the Q1 2013 RC definition drilling at the Jolly Jane resource, which was used to update the Jolly Jane resource model.  The 2012 Mayflower and Sierra Blanca resource models described in the December 2012 NBP technical report were also used in the mining evaluations.  All scheduled resource and mining geometries were redefined by Lerch Grossman optimization using updated parameters to reflect current gold price environment and improved metallurgical data developed during 2012.

Cash Flow Model Inputs and Assumptions

Resources - The analysis included both indicated and inferred resources in the mining and economic study.  Indicated resources make up 23.5% of the gold ounces in the production plan.

Project Schedule - The project schedule assumed a one (1) year period for construction of the mine infrastructure, and the initiation of mining at the Mayflower and Sierra Blanca resources.  Mining was assumed to start at Jolly Jane in year 3, and production from the three resources was blended to level the required number of haul trucks and reach a peak leach pad loading rate of 42,400 tonnes per day.

Mining Method - A standard surface mine using a drill, blast, load and haul mining plan was used for the study, assuming a 50 degree pit slope.  The mine volume was defined by Lerchs-Grossman optimization methods and the resulting surfaces at $1,300/ounce gold price were used to schedule production.  A cut-off grade of 0.1 g/t gold was used for selection of mineralized material to be sent to the processing facility.  Conceptual locations for the crusher and overburden dumps were used to estimate truck haulage cycles, and the production schedule was constrained by the truck fleet capacity.

Processing Method - A conceptual heap leach model was developed for the northern area of North Bullfrog to be operated at a peak placement rate of 42,400 tonnes of mineralized material per day, with all material assumed to be crushed to 80% - 19 mm (-3/4 inch), using a large capacity gyratory primary crusher and 2 parallel secondary crushers.  All mineralized material was assumed to be placed on the leach pad by conveyor/stacker.  A CIC and ADR processing facility with a nominal 8,000 gallons per minute flow capacity was assumed.

Gold Recovery Model - Process recoveries were estimated based on the results of column leach testing of composite samples created from the 2012 PQ metallurgical drilling program.  A total of 23 sample composites from the 3 current resource areas were created from 2012 PQ core and used to create duplicate column tests at a nominal crushed size of 80% -19 mm (-3/4 inch).  The column leach test data was used with a recovery model that simulated the effects of time and leach pad loading to project the produced gold and silver.  The recovery model predicted LOM average gold recovery to be 80% of contained gold content and 8 % of contained silver content.

Operating and Capital Cost Estimates - Preliminary capital and operating costs were developed using information available from other Nevada heap leach operations, a commercially available mining and development cost database, plus all available project technical data and metallurgical/process related test work.  Detailed design work, used to assess the potential for a smaller scale start up mine, has been used to refine the capital cost estimate.  Preliminary configurations of the site infrastructure alternatives (heap leach pad, overburden storage facility, roads, shops, offices etc.) have been evaluated and an arrangement was defined as the basis of capital cost estimates.  Capital costs were developed based on a nominal mining rate of 37,800 tonnes of mineralized material per day, and 57,750 tonnes per day of mineralized material plus overburden.  Total processed material would be 151.8 M tonnes.  Major fixed equipment and all mobile equipment was assumed to be financed over the first 5 years of life.  All costs are in constant USD from Q2 2013.  No escalation was applied in the financial model.

Taxes and Royalties - Taxes and royalty charges were excluded from this preliminary analysis of the project.  Net smelter return royalty rates vary from 0-4% across the project and average approximately 0.8%, assuming no exercise by the Company of the royalty buy-out rights.

Revenue - Revenue was determined in the base case financial model assuming a constant $1,300 per gold ounce.  All sensitivities to gold price assumptions were assessed using a constant price.

June 2013 Jolly Jane Resource Update

Giroux Consulting Ltd., of Vancouver BC, has produced an updated mineral resource estimate (effective as at June, 2013), based on resource infill drilling at the Jolly Jane resource during 2013.  This resource estimate has been used as the basis for the PEA, and was included in the NBP Report.  The current oxidized mineral resources, based on a cut-off grade of 0.1 g/t gold (“COG”), are listed in Tables 13 and 14, for indicated and inferred classifications, respectively.

Table 13
2013 NBP Indicated Oxidized Resources at 0.1 g/t COG

Resource	Tonnes>0.1 g/t	Au Grade (g/t)	Ag Grade (g/t)	Au Ozs	Ag Ozs
Mayflower	12,650,000	0.330	0.310	133,810	126,080
Jolly Jane	24,060,000	0.225	0.410	174,050	317,150
Total Indicated	36,710,000	0.261	0.380	307,860	443,230

Table 14
2013 NBP Inferred Oxidized Resources at 0.1 g/t COG

Resource	Tonnes >0.1g/t	Au Grade (g/t)	Ag Grade (g/t)	Au Ozs	Ag Ozs
Mayflower	3,280,000	0.140	0.250	14,870	26,360
Jolly Jane	17,840,000	0.178	0.430	102,100	246,640
Sierra Blanca	198,460,000	0.182	0.860	1,161,000	5,487,000
Connection	1,080,000	0.320	-	11,000	-
Total Inferred	220,660,000	0.182	0.812	1,288,970	5,760,000

Figure 6: Corvus land position at North Bullfrog with resource areas shown.

Alaska Properties

Terra Project Option-Joint Venture

Raven Gold signed a joint venture agreement in 2010 with Terra Gold, a wholly owned Alaska subsidiary of Terra Mining Corporation, with respect to the Terra project.  Terra Mining Corporation was subsequently acquired by WestMountain Index Adviser, Inc. (“WestMountain”) in February 2011.  With the acquisition, WestMountain has acquired, through its indirect ownership of Terra Gold, the right to earn a 51% interest in the Terra Project from Raven Gold by spending a total of USD 6.0 million.  Terra Gold can further increase its ownership to 80% with a USD 9.5 million capital investment over a four-year period.

Under the existing joint venture agreement, Raven Gold will receive 49% of the gold production plus a net smelter royalty (NSR) of 0.5% to 5% at no cost until WestMountain completes the required work commitments by the end of 2013.

In the summer of 2012 WestMountain completed the installation of a ball mill and concentrating system to process a bulk sample from the Terra Deposit.  A total of 23 tonnes of vein material were processed through the mill.  The gold concentrates from the Terra Project pilot mill are reported by WestMountain to be averaging 69% gold and 26% silver.  After processing of the concentrates WestMountain reports that approximately 95% of the gold and silver in the concentrate reported to the doré bars.

On February 18, 2013 Raven Gold signed a non-binding Letter Of Intent (“LOI”) to sell all of its joint venture participating interest in the Terra Project to Terra Gold, while retaining precious and base metal NSR royalties, for consideration consisting of cash and WestMountain shares.  Proceeds from the sale are intended to be used for the ongoing development of the Company’s North Bullfrog project in Nevada.  The Company is preserving its downstream value potential on the Terra Project with Raven Gold’s retained royalty and share position in WestMountain.

The key proposed terms for the sale by Raven Gold of all of its participating interest in the Terra Project to Terra Gold are as follows:

•	$50,000 deposit paid by Terra Gold at signing of LOI (paid)

•
Closing deadline of April 15, 2013 (since extended), with an initial payment of USD 3.0 million due at closing and USD 2.0 million due 90 days following closing, with a final USD 1.0 million payment due on the first anniversary of the closing.  The last two payments are secured by a first mortgage on the Terra project.

•	750,000 shares of WestMountain stock issued to Raven Gold at closing. Raven Gold will agree to hold such stock for 24 months following closing.

•	Raven Gold’s retained royalty will be amended to be a sliding scale NSR royalty of 0.5% to 3% on precious metals (3% above a USD 1,500 gold price) and a flat 2% NSR royalty on all base metals.

•
Terra Gold will also pay USD 150,000 and deliver 250,000 WestMountain shares to International Tower Hill Mines Ltd., as required by the present joint venture agreement in order for Terra Gold to vest its maximum interest.

•	At closing, Terra Gold will pay Raven Gold the value of Raven’s 3% NSR royalty on the 2012 gold and silver production from Terra.

WestMountain continues to pursue the purchase of the Corvus Gold interest in the Terra project but has to date not been able to raise the necessary funds to complete the transaction.  A potential revision to the terms of the purchase is presently under consideration.  In the meantime, the project continues to operate under the terms of the existing Joint Venture in which the Company will receive 49% of the Terra project gold and silver production at no cost to the Company, plus its retained royalty, which is an additional 2% when gold prices are between USD 1,000 to USD 1,500 per ounce of gold.  West Mountain has advised the Company that they will be building road access from the mill facility to the Fish and Ben veins during 2013 and will be making significant improvements to the mill facility with the objective of milling ore in August 2013.  WestMountain has further advised the Company that the Terra project began its 2013 ore processing on August 15, 2013.

LMS Project

The LMS claim block is located in the Goodpaster mining district and consists of 92 Alaska mining claims covering 61 square kilometres owned 100% by the Company.  The primary target at LMS is a stratiform breccia horizon hosted in a sequence of high-grade metamorphic rocks.  The host breccia has formed in an interval of highly fractured graphitic quartzite which has focused fluid flow of mineralized solutions.  The matrix to the breccias is a dark fine-grained mixture of silica and pyrite, which together with the graphite, leads to the term “black breccia”.  In addition to the stratiform black breccia mineralization there are a number of high-grade gold-silver veins and stockwork zones cutting through the entire system which can produce significant grades.  Initial metallurgical test work on the project has indicated that high gold recoveries (95%) can be obtained with simple gravity separation followed by cyanidation, similar to the process used at the Pogo Mine to the north.

The results from the drilling undertaken by First Star Resources Inc. (“First Star”), the optionee of the LMS property in 2010/11 prior to returning the property 100% to the Company in late 2011, have been finalized.  The First Star drilling has confirmed at least 800 metres of down-dip continuity on the Camp Breccia, which is an extensive stratiform black breccia body which dips gently to the west from the 300 metre long surface outcrops.  LMS has features in common with other Tintina Gold Belt deposits, including the Kinross Gold Corporation owned White Gold property in the Yukon where stratiform breccias are an important control, and the Pogo Mine operated by Sumitomo Metal Mining Pogo LLC which is characterized by vein mineralization a low angle shear structure.

No exploration program was carried out at LMS in 2013.  A number of companies have signed confidentiality agreements to review the project data, but there can be no certainty that the Company will be successful in negotiating an option/joint venture agreement with any party in connection with the LMS property.  The Company intends to review its holdings at LMS and reduce the ground held to retain only the areas it considers most prospective.

West Pogo Project Option-Joint Venture

The West Pogo project is located in the Goodpaster mining district, Alaska, and consists of 96 State of Alaska mining claims covering 18.9 square kilometres owned 100% by the Company.  The West Pogo project is located approximately 5 kilometres to the west of the Pogo Gold Mine.  The Pogo Mine road and power line pass through the West Pogo Property providing easy access to the property.  At West Pogo there is the potential to discover high-grade gold mineralization in both steeply and shallowly dipping structural zones.  Surface mapping and sampling in 2011 identified two more than 1 kilometre long East-West trending zones of alteration and mineralization on the property.  Mineralization is associated with zones of sericite-dolomite alteration in the host quartz monzonite and with silica-flooded breccias which have produced selected grab samples with up to 118.5g/t gold.  One N-S oriented hole drilled in 2003 encountered broad zones of gold mineralization in altered quartz monzonites but did not intersect the breccia-style mineralization.  In 2011 a 3D induced polarization survey covering 5 square Kilometers over the main alteration zones highlighted a series of NW-trending cross structures which may be the control on the high-grade mineralization and may explain why the original drilling missed the target.  Exploration at West Pogo has always been hampered by the distribution of talus cover; however, systematic work has revealed a large mineralizing system of good lateral continuity that is ready for drill testing.

In 2012 Raven Gold had optioned the West Pogo project to Alix who completed two diamond drill holes, totaling 610 metres on the West Pogo claim block.  Both holes encountered favorable host rocks with extensive alteration.  Alix believed the results (Table 15) suggested they were on the edge of a significant gold system.

Table 15:  West Pogo drill intercepts reported by Alix

West Pogo Project Drill Results
Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)
WP-12-01	243.7	249.3	5.6	0.67
		including	2.4	1.74
WP-12-02	74.5	77.7	3.2	1.10
*Intercepts calculated with 0.45 g/t gold cutoff - Absence of structural and geological contacts precludes an estimate of true thickness.

Alix has not made the USD 25,000 2013 option payment and has indicated it will be unable to proceed with the joint venture agreement.  The parties are currently negotiating the terms of Alix’s withdrawal.  Discussions are ongoing with other parties that might be interested in the WP project.

The Company intends to review its holdings at West Pogo and reduce the ground held to retain only the areas it considers most prospective.

Chisna Project

The Chisna Project is focused on a new and emerging Alaskan copper-gold porphyry belt of deposits with copper and gold mineralization associated with mid-Cretaceous intrusions of similar age and style to the Pebble deposit to the west and Orange Hill deposit to the east (Figure 7).  The current property position includes over 232,000 acres of either State of Alaska mining claims or fee land leased from Ahtna Corporation.  In November 2012 Ocean Park Ventures Alaska informed Raven Gold that they would not be continuing their involvement in the joint venture and the Company is currently looking for a new partner on the property.

Regional exploration, including geophysics, stream sediment surveys, soil surveys and geological mapping, has identified a number of mineralized areas within the district (Figure 8).  Geochronology studies indicate that the Grubstake porphyry system was active over a long period of time.  Intrusions that are related to the mineralization and molybdenite from quartz veins in the porphyry mineralization give ages of 126Ma.  In contrast, actinolite related to sodic-calcic alteration that overprints the porphyry copper mineralization give ages of 110Ma.  Potassium feldspar from hydrothermal breccias at the Ravine prospect gave an age of 94Ma.  Hornblende from a nearby porphyry gave an age of 110Ma and feldspar from the same intrusion gave an age of 97Ma.  These ages show that mineralization at Chisna was forming during the same epoch as important deposits such as the Pebble (96-86Ma) and Orange Hill (114-104Ma) porphyry copper deposits and the gold deposits at Pogo (104Ma), Fort Knox (93Ma) and Livengood (90Ma).

Figure 7:  Chisna Project location map.

Figure 8:  Chisna land position showing distribution of significantly mineralized surface rock samples and their metal associations.  Grizzly Lake is the location of the exploration camp which is on the highway with grid electrical power.

Golden Range Target

The 2011 Golden Range exploration program conducted extensive surface sampling collecting a total of 1,785 rock samples with 19% exceeding 1 g/t gold, 5% over 10 g/t gold, and 1% over 50 g/t gold.  Rock and soil sampling at Golden Range has now confirmed a 12 kilometre long trend of significant gold and silver mineralization.

The Jolly Green target emerged late in the 2011 season as having a base metal association with a strong gold, silver and copper association (Table 16).  Out of a total of 29 selected grab rock samples collected at Jolly Green, 55% returned values over 1 g/t gold and 24% were greater than 10 g/t gold with 90% of the rock samples returning greater than 0.1% copper and 10% higher than 1% copper.  The shear and vein hosted gold, silver, and copper mineralization at Jolly Green is accompanied by widespread copper staining in the surrounding quartz-diorite and may be associated with a copper-gold porphyry system at depth.  Jolly Green is another priority target for future exploration.

Table 16:  Significant selected grab rock sample assay results from Jolly Green prospect.

Sample ID	Gold (g/t)	Silver (g/t)	Copper (%)
H271989	126.5	129.0	0.4
H262393	28.2	198.0	5.1
H262391	24.2	113.0	0.8
H271987	22.7	25.7	2.8
H271986	15.6	38.2	0.7
H262394	12.5	29.2	1.4
H262392	12.3	109.0	0.5
H262220	4.3	69.6	3.6
H271992	4.1	73.3	8.6
H262397	3.0	144.0	17.7

Test drilling, consisting of two to five drill holes into each of the Notch, City, Matador and Corazon targets totalling 2800 metres, was completed in 2011 (Figure 9).  As previously reported, drilling, trenching and surface grab sampling at the Notch intersected a gold mineralized shear zone with over 1 kilometre of mapped strike, returning drill intercepts up to 6.8 metres of 4.49 g/t gold.  Target highlights are listed below:

•
Corazon:  Two trenches at the Corazon target exposed a shear zone yielding 7.5 metres averaging 3.26 g/t gold and 8 metres of 0.5 g/t gold, respectively.  Drilling attempts at the mineralized shear failed to hit the target due to poor drilling conditions but did intersect significant gold mineralization in the surrounding alteration zone (Table 17).

•
City:  Three holes were drilled at the City target to evaluate well mineralized, SW dipping fault structures observed at the surface.  The holes encountered many zones of lower grade gold highlighted by hole GR-11-01 which returned two 0.7 metre intervals with 3.6 g/t gold and 3.9 g/t silver and 6.2 g/t gold and 6.7 g/t silver respectively (Table 18).

•
Matador:  Two holes were drilled at the Matador target at a shear zone target that has returned high-grade gold and silver results.  Poor drilling conditions prevented adequately testing of the target but one hole did return high-grade silver results (GR-11-08 with 2.7 metres of 681 g/t silver).  This new discovery of high-grade silver would be a priority target for future exploration.

Figure 9: Geological map of central Golden Range showing the locations of hole collars at
Corazon, Matador and the City.

Table 17:  Significant Intercepts* from Drilling at the Corazon target.

Hole/Trench ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
Trenches
CZ-TR-01	1.00	8.50	7.50	3.26	4.74
including	1.00	3.00	2.00	10.40	10.91
CZ-TR-03	1.00	9.00	8.00	0.48	1.57

Drill Holes
GR-11-04	48.0	53.1	5.1	0.90	0.76
including	48.0	49.3	1.3	1.84	0.95
GR-11-05	43.2	46.3	3.1	0.68	0.59
including	45.2	46.3	1.1	1.52	0.89
GR-11-05	80.5	87.0	6.5	0.60	1.27
including	80.5	81.7	1.2	2.51	3.98
GR-11-06	45.7	48.7	3.1	0.90	0.96
	111.2	113.5	2.3	1.88	6.30
including	111.2	112.3	1.1	3.29	8.68
GR-11-07	35.5	37.8	2.3	1.73	1.82
including	37.0	37.8	0.8	4.75	0.97
*Intercepts calculated using a cut off of 0.1g/t gold with maximum 3 metres of internal waste.  Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.

Table 18:  Significant Intercepts* from Drilling at the City and Matador targets.

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Prospect
GR-11-01	150.3	151.0	0.7	3.59	3.87	City
	233.9	234.6	0.7	6.21	6.68
GR-11-02	65.0	65.8	0.8	1.05	0.68	City
	208.7	211.5	2.8	1.57	0.38
GR-11-03	No Significant Intercepts					City
GR-11-08	105.7	108.4	2.7	0.02	681.32	Matador
GR-11-11	No Significant Intercepts					Matador
* Intercepts calculated using a cut off of 0.1g/t gold with maximum 3 metres of internal waste.  Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.

No additional exploration work has been carried out on the Chisna project since the completion of the 2012 field season, and no additional work is presently planned.  The Company intends to review its holdings at Chisna and reduce the ground held to retain only the areas it considers most prospective.

Quebec Property

Gerfaut Project

Despite encouraging results, in May, 2013 it was deemed to be financially prudent to terminate the Gerfaut exploration agreement in order to apply those resources to the North Bullfrog Project, and all interest in the Gerfaut project has been returned to the vendor.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A (other than with respect to the work done and results released by Alix and Terra Gold and the 2011 work done and results released by OPV Alaska and First Star) and has approved the disclosure herein.  Mr. Pontius is not independent of the Company, as he is the CEO and holds common shares and incentive stock options.

The exploration program at North Bullfrog was designed and supervised by Russell Myers (CPG-11433), President of the Company, and Mark Reischman, Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay.

Carl Brechtel (Colorado PE 23212 and Nevada PE 8744), a qualified person as defined by National Instrument 43-101, has supervised the North Bullfrog metallurgical testing program and has approved the disclosure in this MD&A related thereto.  Mr. Brechtel is not independent of the Company, as he is the Chief Operating Officer (formerly, Manager of Project Development) and holds common shares and incentive stock options.

Russell Myers, a qualified person as defined by National Instrument 43-101, has reviewed and to the extent possible independently verified the geological information, and has approved the disclosure herein, with respect to the LMS project and the prior work thereon by First Star during the period while it was the operator/optionee of the project.  QA/QC protocols were similar to those used on all Company projects with internal control samples inserted into each shipment and shipments sealed and shipped to ALS Chemex in Fairbanks, Alaska.  Mr. Myers is not independent of the Company, as he is the President and holds common shares and incentive stock options.

Dr. Roger Steininger, PhD, CPG, an independent consulting geologist, has acted as the Qualified Person, as defined in NI 43-101, for the description of the general site information, the mineral exploration, and the site geology portions of the NBP Report.  He has 40+ years’ experience and has been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, and Mexico.  He is a Certified Professional Geologist (CPG 7417), certified by the American Institute of Professional Geologists.  Dr. Steininger is independent of the Company under NI 43-101.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate contained in the NBP Report.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Mr. Herbert Osborne, a consulting process engineer for Interralogic, Inc., has acted as the Qualified Person, as defined by NI 43-101, for evaluation of the metallurgical testing data, and process evaluation, process operating cost estimation, and process and infrastructure capital cost estimation and financial evaluation contained in the NBP Report.  He has over 50 years of experience in mineral process design and operations.  He is a registered Member of the Society of Mining, Metallurgy and Exploration (SME Member No. 2430050 RM).  Mr. Osborne and Interralogic, Inc. are independent of the Company under NI 43-101.

Mr. Scott E. Wilson, CPG, President of Metal Mining Consultants, formerly Scott E. Wilson Consulting Inc., is a consulting geologist specializing in surface mine design, optimization and analysis, production scheduling, due diligence evaluations and Mineral Resource and Reserve reporting.  He is acting as Qualified Person, as defined in NI 43-101, for the evaluation of the mining design, production schedule, operating costs, project capital costs, and financial evaluation portions of the NBP Report.  Mr. Wilson has over 23 years’ experience in surface mining and is a Registered Member of Society of Mining, Metallurgy and Exploration.  Mr. Wilson and Metal Mining Consultants are independent of the Company under NI 43-101.

ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its US and Canadian property interests (which are primarily early to advanced stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than the Terra and North Bullfrog properties, which have estimated inferred and/or indicated resources identified, there are no known resources, and there are no known reserves, on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the acquisition, exploration and development of all of its planned acquisition, exploration and development programs.  Future property acquisitions and the development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing, short or long term borrowings or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  There can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Dilution to the Company’s existing shareholders:  The Company will require additional equity financing be raised in the future.  The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates.  Accordingly, there can be no assurance that:

•	these estimates will be accurate;

•	reserves, resource or other mineralization Figures will be accurate; or

•	this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations.  Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates.  Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites.  A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Claims under Agreements:  The agreements pursuant to which the Company has the right to acquire or maintain interests in a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Proposed Amendments to the United States General Mining Law of 1872:  In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”).  If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse effect on the Company’s cash flow, results of operations and financial condition.

Uncertainties Relating to Unpatented Mining Claims:  Many of the Company’s mineral properties comprise federal unpatented mining claims in the United States.  There is a risk that a portion of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims.  Unpatented mining claims are created and maintained in accordance with the Mining Law.  Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain.  This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law.  Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.  Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers.  The Company has not obtained full title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.

The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties.  None of the Company’s properties are currently under development.  Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011/12, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions:  The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity

•	the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow

•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production cost

•
the devaluation and volatility of global stock markets impacts the valuation of the Company’s common shares, which may impact the Company’s ability to raise funds through the issuance of equity securities

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Increased costs:  Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as the results of ongoing exploration activities (positive or negative), changes in the nature of mineralization encountered, and revisions to exploration programs, if any, in response to the foregoing.  In addition, exploration program costs are affected by the price of commodities such as fuel, rubber and electricity and the availability (or otherwise) of consultants and drilling contractors.  Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted.  A material increase in costs for any significant exploration programs could have a significant effect on the Company’s operating funds and ability to continue its planned exploration programs.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.  The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Currency Fluctuations:  The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations may materially affect the Company’s financial position and results.

Share Price Volatility:  In 2011/12 and into 2013, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers:  Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of its common shares and any “excess distributions” (as specifically defined) paid on its common shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and its common shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations.  Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares of the Company.

Selected Financial Information

Selected Annual Information

The Company’s consolidated financial statements for the years ended May 31, 2013 and 2012 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The following selected financial information for the years ended May 31, 2013 and May 31, 2012 is taken from the Company’s audited consolidated financial statements for the year ended May 31, 2013.  The information for the year ended May 31, 2011 is taken from the audited consolidated financial statements for the year ended May 31, 2012.  This information should be read in conjunction with those statements.  Selected annual financial information appears below.

Description	May 31, 2013 $	May 31, 2012 $	May 31, 2011 $
	(annual)	(annual)	(annual)

Interest Income	53,921	19,667	23

Consulting fees (including share-based payment charges)	584,990	341,494	1,653,417
Property investigation expenditures	(111)	11,125	6,473
Wages and benefits (including share-based payment charges)	2,028,142	885,870	485,531
Professional fees (including share-based payment charges)	511,746	343,026	314,820
Investor relations (including share-based payment charges)	1,050,508	435,071	464,824

Foreign exchange gain (loss)	(1,570)	16,219	7,917
Write-off of exploration and evaluation assets	(330,410)	-	-

Loss for the year	(5,068,741)	(2,531,387)	(2,786,623)
Per share	(0.09)	(0.06)	(0.07)
Statement of Financial Position:
Cash and cash equivalents	7,867,270	6,800,377	7,335,406
Total Current Assets	8,077,364	6,947,976	7,608,337
Exploration and evaluation assets	28,030,332	18,701,812	13,553,597
Long term financial liabilities	248,832	-	-
Cash dividends	N/A	N/A	N/A

Year ended May 31, 2013 Compared to Year ended May 31, 2012

For the year ended May 31, 2013, the Company had a net loss of $5,068,741 compared to a net loss of $2,531,387 in the prior year.  The increase loss of $2,537,354 in the current year was due to a combination of factors discussed below.

Consulting fees increased to $584,990 (2012 - $341,494) mainly due to share-based payment charges of $399,990 during the current year compared to $175,524 in the prior year.

Investor relations expenses increased to $1,050,508 (2012 - $435,071) due to increased share-based payment charges of $397,983 during the current year compared to $65,621 in the prior year.  The remaining increase of $283,075 was due to a combination of increases in investor relations-related travel, advertising and marketing, and the number of personnel engaged, all of which are associated with an increased push by the Company to make investors aware of the Company’s business and the results of its ongoing activities.

Professional fees increased to $511,746 (2012 - $343,026) primarily due to increased share-based payment charges of $151,726 during the current year compared to $17,698 in the prior year.  There was also an increase of $34,692 in accounting and legal fees due to an increase in activities in the current period.

Rent increased to $72,815 (2012 - $59,653) due to the Company commencing monthly rental payments for office space of the Denver office in October 2011.

Travel expenses increased to $231,472 (2012 - $160,412) due to attendance at more trade shows and conferences in the current year compared to the prior year.  In addition, there was more travel being made by directors and officers for directors’ meetings and property visits.

Wages and benefits increased to $2,028,142 (2012 - $885,870) due to an increase in personnel and the hiring of a Chief Operating Officer combined with an increase of employer’s expenses associated with the increase in wages and salaries.  In addition, share-based payment charges increased to $849,519 in the current year from $54,933 in the prior year.

Other expense categories which reflected only moderate change year over year were administration expenses of $3,187 (2012 - $7,046), charitable donations of $8,595 (2012 - $23,475), depreciation expenses of $17,757 (2012 - $14,630), insurance expenses of $50,019 (2012 - $52,904), office expenses of $169,194 (2012 - $175,895), property investigation recovery of $111 (2012 – expenditures of $11,125), and regulatory expenses of $62,368 (2012 -  $56,672).

Other items amounted to a loss of $278,059 compared to a gain of $35,886 in the prior year.  This was mainly due to the write-off of the Company’s Gerfaut property in Quebec of $330,410 in the current year compared to $nil in the prior year.  There was an increase in foreign exchange to a loss of $1,570 (2012 – gain of $16,219), which is the result of factors outside of the Company’s control, and an increase in interest income of $53,921 (2012 - $19,667) as a result of investment in a cashable GIC during both years.

Share-based Payment Charges

Share-based payment charges for the year ended May 31, 2013 of $1,872,072 (2012 - $328,405) were allocated as follows:

2013	Before allocation of share-based payment charges	Share-based payment charges	After Allocation of share-based payment charges

Consulting	$185,000	$399,990	$584,990
Investor relations	652,525	397,983	1,050,508
Professional fees	360,020	151,726	511,746
Wages and benefits	1,178,623	849,519	2,028,142
		1,799,218
Exploration and evaluation assets		72,854
		$1,872,072

2012	Before allocation of share-based payment charges	Share-based payment charges	After Allocation of share-based payment charges

Consulting	$165,969	$175,525	$341,494
Investor relations	369,450	65,621	435,071
Professional fees	325,328	17,698	343,026
Wages and benefits	830,937	54,933	885,870
		313,777
Exploration and evaluation assets		14,628
		$328,405

Three months ended May 31, 2013 Compared to Three Months ended May 31, 2012

For the three months ended May 31, 2013, the Company had a net loss of $1,332,088 compared to a net loss of $746,045 in the comparative period of the prior year.  The increase loss of $586,043 in the three month period of the current year was due to a combination of factors discussed below.

Consulting fees increased to $119,671 (2012 - $65,442) mainly due to share-based payment charges of $74,671 during the current period compared to $29,442 in the prior period.

Investor relations expenses increased to $230,390 (2012 - $160,078) due to increased share-based payment charges of $76,755 during the current period compared to $53,957 in the prior period.  There was also an increase of $47,514 due to a combination of increases in investor relations-related travel, advertising and marketing, and the number of personnel engaged, all of which are associated with an increased push by the Company to make investors aware of the Company’s business and the results of its ongoing activities.

Professional fees increased to $132,804 (2012 - $94,467) primarily due to increased share-based payment charges of $27,679 during the current period compared to $3,701 in the prior period.  There was also an increase of $14,359 in accounting and legal fees due to an increase in activities in the current period.

Regulatory expenses decreased to $6,609 (2012 - $34,681) due to less filing and listing fees incurred in the current period.

Travel expenses decreased to $37,521 (2012 - $58,742) due to less attendance at trade shows and conferences in the current period compared to the prior period.

Wages and benefits increased to $403,685 (2012 - $266,095) mainly due to share-based payment charges increased to $159,468 in the current period from $31,606 in the prior period.

Other expense categories that reflected only moderate change period over period were administration expenses of $987 (2012 - $1,264), charitable donations of $nil (2012 - $15,113), depreciation expenses of $8,492 (2012 - $3,656), insurance expenses of $13,536 (2012 - $12,756), office expenses of $47,791 (2012 - $36,148), property investigation recovery of $nil (2012 – recovery of $330) and rent expenses of $20,787 (2012 – $12,544).

Other items amounted to a loss of $309,815 compared to a gain of $14,611 in the prior period.  This was mainly due to the write-off of the Company’s Gerfaut property in Quebec of $330,410 in the current period compared to $nil in the comparative period of the prior year.  There were a decrease in foreign exchange to a gain of $1,269 (2012 – gain of $8,436), which is the result of factors outside of the Company’s control and an increase in interest income of $19,326 (2012 - $6,175) as a result of more investment in cashable GIC during the current period.

Supplemental Information:
Comparison to Selected Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Description	May 31, 2013	February 28, 2013	November 30, 2012	August 31, 2012

Interest income	$19,326	$10,114	$10,213	$14,268
Write-off of exploration and evaluation assets	(330,410)	-	-	-
Net loss for the period	(1,332,088)	(1,370,716)	(1,752,658)	(613,279)
Basic and diluted loss per common share	$(0.03)	$(0.02)	$(0.03)	$(0.01)

Description	May 31, 2012	February 29, 2012	November 30, 2011	August 31, 2011

Interest income	$6,175	$13,484	$-	$8
Write-off of exploration and evaluation assets	-	-	-	-
Net loss for the period	(746,045)	(724,800)	(575,366)	(485,176)
Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.01)	$(0.01)

The previous discussion considers the reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property exploration program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy.  There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal.  The write-off of mineral properties can have a material effect on quarterly results as and when they occur.  Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise.  General operating costs other than the specific items noted above tend to be quite similar from period to period.  The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of private placements and the exercise of incentive stock options and share purchase warrants.  The Company believes that it will be able to secure additional private placements financings in the future, although it cannot predict the size or pricing of any such financings.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

The Company reported cash and cash equivalents of $7,867,270 as at May 31, 2013 compared to $6,800,377 as at May 31, 2012.  The change in cash position was the net result of $9,615,403 used in net exploration expenditures on mineral properties, on property and equipment, and for a reclamation deposit, $2,909,016 used for operating activities and $13,543,335 received from the private placement and the exercise of stock options and warrants during the current year.

As at May 31, 2013, the Company had working capital of $7,556,914 compared to working capital of $6,431,159 as at May 31, 2012.  The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents will be sufficient for it to maintain its currently held properties, and fund its currently anticipated general and administrative costs, for the balance of the year ending December 31, 2013.  The Company’s current planned operating needs are $7.2 million until December 31, 2013 and $10.0 million until December 31, 2014.  Burn rate averages to approximately $1 million a month where approximately $200,000 is for administrative purposes and approximately $800,000 is for planned exploration expenditures until December 31, 2013.  Exploration expenditure commitments (for example, lease payments) are approximately $500,000 until December 31, 2013 and planned exploration and development activities are approximately $5.2 million until December 31, 2013.  In order for the Company to maintain its currently held properties, and fund its currently anticipated general and administrative costs and planned exploration expenditures for the fiscal year ending May 31, 2014, the Company will therefore require additional financing during 2014 in order to be able to carry out all of its planned exploration and development activities at the North Bullfrog project in fiscal 2014.  Should such financing not be available in that time-frame, the Company will be required to reduce its activities and will not be able to carry out all of its presently planned exploration and development activities at the North Bullfrog project on its currently anticipated scheduling.

The Company currently has no further funding commitments or arrangements for additional financing at this time (other than the potential exercise of options) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets - see “Risk Factors - Insufficient Financial Resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the

Company has, of necessity, been required to accept lower rates of interest, which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for mineral claim payments, mineral property lease and option payments and committed operating lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2014 (9 months)	June 1, 2014 to May 31, 2016 (24 months)	June 1, 2016 to May 31, 2019 (36 months)	June 1, 2019 to May 31, 2022 (36 months
Mineral Property Leases/Options(1)(2)(3)(5)	$11,338,511	$1,334,041	$2,674,082	$3,706194	$3,624,194
Operating Lease Obligations(5)	$465,304	$39,883	$106,355	$159,533	$159,533
Total Contractual Obligations	$11,803,815	$1,373,924	$2,780,437	$3,865,727	$3,783,727
Notes:
1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.
2.	Does not include potential royalties that may be payable (including annual minimum royalty payments based on future prices and actual royalties paid) or any potential royalty buyouts or buydowns.
3.	Payments of ITH shares assume fair value of $0.62 (closing price on August 27, 2013).
4.	Assumes CAD and USD at par.
5.	Assumes that the Company will renew all leases at the end of the original lease term.

Transactions with Related Parties

During the year ended May 31, 2013, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges, in connection therewith:

Name	Relationship	Purpose of transaction	Amount

Jeffrey Pontius	CEO of the Company	Wages and benefits	$ 249,615
Russell Myers	President of the Company	Wages and benefits	$ 224,870
Carl Brechtel	COO of the Company	Wages and benefits	$ 249,976
Blue Pegasus Consulting Inc.	Company controlled by the CFO of the Company	Consulting	$ 87,000
Lawrence W. Talbot Law Corporation	Company controlled by the VP and General Counsel of the Company	Professional fees	$ 90,340
Quatloo Investment Inc.	Company controlled by the VP Corporate Communications of the Company	Corporate development fees	$ 125,000
Marla K. Ritchie	Corporate Secretary	Consulting	$ 25,500
Steve Aaker	Director of the Company	Director fees	$ 14,500
Daniel Carriere	Ex-Director of the Company, resigned on May 16, 2013	Director fees	$ 14,500
Edward Yarrow	Director of the Company	Director fees	$ 14,500
Anton Drescher	Director of the Company	Director fees	$ 14,500
Rowland Perkins	Director of the Company	Director fees	$ 14,500
Cardero Resource Corp.	Company with common officers and directors	Administration	$ 3,187
		Office	$ 20,318
		Rent	$ 31,580

During the year ended May 31, 2013, the following stock options were granted to insiders.

Name	Relationship	Grant Date	Number Granted	Exercise Price

Jeffrey Pontius	CEO of the Company	September 19, 2012	700,000	$0.96
Russell Myers	President of the Company	September 19, 2012	400,000	$0.96
Carl Brechtel	COO of the Company	September 19, 2012	300,000	$0.96
Peggy Wu	CFO of the Company	September 19, 2012	100,000	$0.96
Lawrence W. Talbot	VP and General Counsel of the Company	September 19, 2012	100,000	$0.96
Quentin Mai	VP Corporate Communications of the Company	September 19, 2012	300,000	$0.96
Marla K. Ritchie	Corporate Secretary	September 19, 2012	50,000	$0.96
Steve Aaker	Director of the Company	September 19, 2012	100,000	$0.96
Daniel Carriere	Ex-Director of the Company, resigned on May 16, 2013	September 19, 2012	150,000	$0.96
Edward Yarrow	Director of the Company	September 19, 2012	100,000	$0.96
Anton Drescher	Director of the Company	September 19, 2012	150,000	$0.96
Rowland Perkins	Director of the Company	September 19, 2012	150,000	$0.96

During the year ended May 31, 2013, the following stock options previously granted to insiders vested as to the following amounts:

Name	Relationship	Vesting Date	Number Vested	Exercise Price

Jeffrey Pontius	CEO of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	231,000	$0.96
Russell Myers	President of the Company	September 19, 2012	132,000	$0.96
Carl Brechtel	COO of the Company	May 29, 2013	33,000	$0.92
		September 19, 2012	99,000	$0.96
		November 17, 2012	33,000	$0.67
Peggy Wu	CFO of the Company	September 19, 2012	33,000	$0.96
		November 17, 2012	16,500	$0.67
Lawrence W. Talbot	VP and General Counsel of the Company	September 19, 2012	33,000	$0.96
Quentin Mai	VP Corporate Communications of the Company	May 29, 2013	66,000	$0.92
		September 19, 2012	99,000	$0.96
Marla K. Ritchie	Corporate Secretary	September 19, 2012	16,500	$0.96
Steve Aaker	Director of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	33,000	$0.96
Daniel Carriere	Director of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	49,500	$0.96
Edward Yarrow	Director of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	33,000	$0.96
Anton Drescher	Director of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	49,500	$0.96
Rowland Perkins	Director of the Company	July 29, 2012	33,000	$0.50
		September 19, 2012	49,500	$0.96

During the three month period ended May 31, 2013, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges, in connection therewith:

Name	Relationship	Purpose of transaction	Amount

Jeffrey Pontius	CEO of the Company	Wages and benefits	$ 38,291
Russell Myers	President of the Company	Wages and benefits	$ 38,291
Carl Brechtel	COO of the Company	Wages and benefits	$ 44,673
Blue Pegasus Consulting Inc.	Company controlled by the CFO of the Company	Consulting	$ 18,000
Lawrence W. Talbot Law Corporation	Company controlled by the VP and General Counsel of the Company	Professional fees	$ 18,840
Quatloo Investment Inc.	Company controlled by the VP Corporate Communications of the Company	Corporate development fees	$ 30,000
Marla K. Ritchie	Corporate Secretary	Consulting	$ 4,500
Steve Aaker	Director of the Company	Director fees	$ 4,500
Daniel Carriere	Director of the Company	Director fees	$ 4,500
Edward Yarrow	Director of the Company	Director fees	$ 4,500
Anton Drescher	Director of the Company	Director fees	$ 4,500
Rowland Perkins	Director of the Company	Director fees	$ 4,500
Cardero Resource Corp.	Company with common officers and directors	Administration	$ 987
		Office	$ 6,941
		Rent	$ 9,461

During the three month period ended May 31, 2013 there were no stock options granted to insiders.

During the three month period ended May 31, 2013, the following stock options previously granted to insiders vested as to the following amounts:

Name	cRelationship	Vesting Date	Number Vested	Exercise Price

Carl Brechtel	COO of the Company	May 29, 2013	33,000	$0.92
Quentin Mai	VP Corporate Communications of the Company	May 29, 2013	66,000	$0.92

The Company has entered into a retainer agreement dated June 1, 2011 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $72,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

The Company has also entered into change of control agreements during the period with the CEO, President and the COO of the Company.  In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from two times to three times) of the sum of the annual base salary then payable to the officer, the aggregate amount of bonus(es) (if any) paid to the officer within the calendar year immediate preceding the Effective Date of Termination, and an amount equal to the vacation pay which would otherwise be payable for the one year period next following the Effective Date of Termination.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year.  Areas requiring the use of estimates in the preparation of the Company’s consolidated financial statements include the carrying value and the recoverability of the exploration and evaluation assets included in the Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Statement of Comprehensive Loss, and the estimated amounts of reclamation and environmental costs.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Critical Accounting Judgements

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.  The Company has made the following critical accounting judgments:

●	The determination of deferred tax assets and liabilities recorded in the financial statements.

●
The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets.  Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment.  As at May 31, 2013 management had determined that no reclassification of exploration and evaluation assets was required.

●
The determination of functional currency.  In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of Corvus Nevada and Raven Gold is US dollars and for all other entities within the Group, the functional currency is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

Changes in Accounting Policies Including Initial Adoption

Please refer to Note 2 of the Financial Statements for a comprehensive list of the accounting policies adopted and not yet adopted during the current year.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at May 31, 2013 was $7,867,270 of which $315,821 was held in US dollars.

The Company’s accounts receivables and payables at May 31, 2013 were normal course business items that are settled on a regular basis.

Material Proceedings

The Company is not a party to any material proceedings.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2013.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data (At August 27, 2013)

Authorized and Issued Capital Stock:

Authorized	Issued	Value

An unlimited number of common shares without par value	65,185,028	$48,513,752

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date

150,000	$1.08	September 27, 2014
583,334	$0.50	July 29, 2016
210,000	$0.67	November 17, 2016
300,000	$0.92	May 29, 2017
2,711,900	$0.96	September 19, 2017
2,470,000	$0.76	August 16, 2018

6,425,234

Warrants Outstanding: None.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.corvusgold.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.